November 25, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the fiscal year ended December 31, 2004

Dear Mr. Rosenberg:

We refer to your letter, dated November 15, 2005 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31914).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their responses to the Comment Letter.

Comment:

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Contractual Obligations and Commitments, page 111

1. We note that you are unable to determine the expected settlement period of your actuarial liabilities. We find it unusual based on similar companies that you are unable to estimate the expected settlement period of your actuarial liabilities. Please reconsider whether management can reasonably estimate the expected settlement period of the actuarial liabilities. If however, management cannot estimate the expected settlement period of its actuarial liabilities then please disclose why management cannot estimate the expected time period of payments and how your inability to estimate timing of payments could affect the asset/liability management process, the reserving process, the future financial position and results of operations

Mr. Jim B. Rosenberg	2	November 25, 2005

of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of Item 5.F. of Form 20-F.

Response:

Regarding the disclosure issues that are the subject of the Staff’s comments, the Company notes that it has provided disclosure in its 2004 Form 20-F with respect to the expected maturity date of policyholder contract deposits and other funds accounted for under SFAS 97 in Item 11, “Quantitative and Qualitative Disclosures About Market Risks” (see pages 161-162 of the 2004 Form 20-F). In the 2004 Form 20-F, the Company also discloses the reasons for the omission of cash flow information of risk-type business in the text immediately following the Contractual Obligations and Commitments table (page 111 of the 2004 Form 20-F). The Company believes that such obligations have significant uncertainties, the estimation of which depends on the assumptions of various future experience, including mortality, morbidity, surrender, investment returns, some of which are outside of the control of the Company.

The Company furthermore advises that it believes it has already disclosed the consequences arising from its inability to estimate the timing of policyholder obligations in other sections of the 2004 Form 20-F, including in the discussion of critical accounting policies for insurance claims reserves (beginning on page 92 of the 2004 Form 20-F) and risk factors (see, e.g., “Differences in future actual claims results from the assumptions used in pricing and establishing reserves for our insurance and annuity products may materially and adversely affect our earnings” beginning on page 18 of the 2004 Form 20-F).

The Company is committed to continuing to improve its disclosure when appropriate, however, and in light of the Staff’s comment will, beginning with its annual report on Form 20-F for the year ended December 31, 2005, include disclosures, in the Contractual Obligations and Commitments table, regarding the expected settlement period of actuarial liabilities for the future life policyholder benefits accounted for under SFAS 60, as well as those policyholder contract deposits and other funds accounted for under SFAS 97. In addition, the Company will provide detailed explanations in the footnotes to this table regarding the limitations and uncertainties in determining the expected settlement period of other actuarial liabilities.

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Mr. Jim B. Rosenberg	3	November 25, 2005

We have attached hereto a letter from Miao Fuchun, director and vice president of the Company, containing the acknowledgements requested in the third to last paragraph of the Comment Letter.

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9090.

Very truly yours,

/s/ James C. Scoville
James C. Scoville

China Life Insurance Company Limited

November 25, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the fiscal year ended December 31, 2004

Dear Mr. Rosenberg:

We refer to your letter, dated November 15, 2005, to China Life Insurance Company Limited (the “Company”) containing comments of the staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31914). As requested by the staff in such comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Miao Fuchun
Name:	Miao Fuchun
Title:	Director and Vice President